ScanWare Solutions, Inc.

27126 Paseo Espada, Ste A1607
San Juan Capistrano, CA 92675

Telephone: 1-302-261-5999

July 13, 2015

Securities and Exchange Commission Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Re: Request to Withdraw Registration Statement on Form S-1 (RW) - SEC File Number 333-202362

Dear Sirs:

On February 27, 2015, ScanWare Solutions, Inc. (the “Company”) filed a Registration Statement on Form S-1 (File Number 333-202362) with the Securities & Exchange Commission (the “Commission). The Company has decided at this time not to proceed with such voluntary registration.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby requests the withdrawal of its registration statement on Form S-1 (File No. 333-202362) (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Yours truly,

SCANWARE SOLUTIONS, INC.

/s/ Patricia Tzannakos

Patricia Tzannakos

President and Chief Executive Officer